Muttz Realty LLC

Profit and Loss
January - October, 2025

	TOTAL
Income	
Sales Commissions	152,020.53
Total Income	**$152,020.53**
Cost of Goods Sold	
Commissions Paid	50,376.78
Total Cost of Goods Sold	**$50,376.78**
GROSS PROFIT	**$101,643.75**
Expenses	
Advertising and Marketing	
Domain and Branding	1,921.02
Marketing	1,760.00
Social Media	2,495.00
Sponsorships	5,696.00
Total Advertising and Marketing	**11,872.02**
Business Licenses and Permits	241.22
Cable and Internet	1,261.05
General and Administrative	
Bank Service Charges	15.00
Dues and Subscriptions	1,198.60
Internet Expense	609.45
Telephone Expense	194.50
Total General and Administrative	**2,017.55**
Guaranteed Payments	
John Guaranteed Payment	46,846.95
Manning Guaranteed Payments	10,188.05
Total Guaranteed Payments	**57,035.00**
Insurance	273.15
Legal and Professional Fees	
Accounting Fees	9,150.00
Total Legal and Professional Fees	**9,150.00**
Meals	3,177.17
Nondeductible Expenses	74.39
Office Expenses	
Computer and Software Expenses	2,844.25
Office Supplies	2,310.13
Printing and Reproduction	1,000.93
Total Office Expenses	**6,155.31**
Rent Expense	91.07
Repair & Maintenance	330.17
State and Local Taxes	400.95
Travel Expense	146.04

Muttz Realty LLC

Profit and Loss
January - October, 2025

	TOTAL
Uncategorized Expense	7,760.48
Vehicle Expenses	
Fuel Expense	3,127.31
Vehicle Repairs	660.94
Total Vehicle Expenses	**3,788.25**
Total Expenses	**$103,773.82**
NET OPERATING INCOME	$ -2,130.07
Other Income	
Credit Card Rewards	414.98
Total Other Income	**$414.98**
NET OTHER INCOME	**$414.98**
NET INCOME	**$ -1,715.09**

Muttz Realty LLC

Balance Sheet

As of October 31, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
US Bank Checking 0245	1,187.61
US Bank Checking 2902	0.00
Total Bank Accounts	**$1,187.61**
Other Current Assets	
Due From Yoga Muttz	4,538.82
Total Other Current Assets	**$4,538.82**
Total Current Assets	**$5,726.43**
TOTAL ASSETS	**$5,726.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card (3072)	2,525.32
Chase Credit Card(7595)	0.00
M. FLAUM (3080) - 2	228.94
US Bank Credit Card - 0204	0.00
Total Credit Cards	**$2,754.26**
Other Current Liabilities	
Due to Partners	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$2,754.26**
Total Liabilities	**$2,754.26**
Equity	
Partner Contributions	
John Contributions	0.00
Manning Contributions	0.00
Partner Contributions - Gemini Squared	5,000.00
Total Partner Contributions	**5,000.00**
Partner Distributions	
John Distributions	-3,382.95
Manning Distributions	-1,640.16
Partner Distributions - Gemini Squared	-5,988.20
Total Partner Distributions	**-11,011.31**
Retained Earnings	10,698.57
Net Income	-1,715.09
Total Equity	**$2,972.17**
TOTAL LIABILITIES AND EQUITY	**$5,726.43**

Muttz Realty LLC

Statement of Cash Flows
January - October, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,715.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Credit Card (3072)	519.60
M. FLAUM (3080) - 2	-564.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-44.76**
Net cash provided by operating activities	**$ -1,759.85**
FINANCING ACTIVITIES	
Partner Contributions:John Contributions	0.00
Partner Contributions:Manning Contributions	0.00
Partner Contributions:Partner Contributions - Gemini Squared	-16,000.00
Partner Distributions:John Distributions	8,423.76
Partner Distributions:Manning Distributions	13,699.04
Partner Distributions:Partner Distributions - Gemini Squared	-1,445.55
Retained Earnings	-10,688.56
Net cash provided by financing activities	**$ -6,011.31**
NET CASH INCREASE FOR PERIOD	**$ -7,771.16**
Cash at beginning of period	8,958.77
CASH AT END OF PERIOD	**$1,187.61**